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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                               Edison Schools Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                       281033 10 0 (Class A Common Stock)
                                 (CUSIP Number)

                             H. Christopher Whittle
                             c/o Edison Schools Inc.
                          Suite 1230, 800 S. Gay Street
                               Knoxville, TN 37929
                                 (865) 546-0999


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 18, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  Page 1 of 7
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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 281033 10 0 (Class A Common Stock)

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1.       Name Of Reporting Persons S.S. Or I.R.S. Identification Nos. of above persons (entities only).

         H. Christopher Whittle
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2.       Check The Appropriate Box If a Member of a Group (See Instructions)

         (a)
         (b)  X
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3.       SEC Use Only

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4.       Source of Funds (See Instructions)

         Not applicable - See Items 1 and 3 below
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)

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6.       Citizenship or Place of Organization

         United States
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                 7.       Sole Voting Power
 Number of
  Shares                  8,713,266
Beneficially     ---------------------------------------------------------------
 Owned by        8.       Shared Voting Power
   Each
 Reporting                0
  Person         ---------------------------------------------------------------
   With          9.       Sole Dispositive Power

                          8,713,266
                 ---------------------------------------------------------------
                 10.      Shared Dispositive Power

                          0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         8,713,266*
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)

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13.      Percent of Class Represented by Amount in Row (11)

         14.8%**
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14.      Type of Reporting Person (See Instructions)

         IN
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* Consists of 7,194,060 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of Edison Schools Inc. (the "Company") and 1,519,206 shares of Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), of the Company. Pursuant to the certificate of incorporation of the Company, shares of Class B Common Stock are convertible at any time on a share-for-share basis into Class A Common Stock. Of the 8,713,266 shares of Class A Common Stock of which the Reporting Person is deemed the beneficial owner, (i) 59,205 shares of Class A Common Stock and 665,795 shares of Class B Common Stock are held of record by the Reporting Person, (ii) 2,412 shares of Class A Common Stock and 170,881 shares of Class B Common Stock are held of record by WSI Inc., (iii) 1,462,501 shares of Class A Common Stock and 162,501 shares of Class B Common Stock are held of record by WPA Investment L.P., (iv) 337,500 shares of Class A Common Stock and 37,500 shares of Class B Common Stock are held of record by Whittle Leeds Education Company LLC, (v) 4,499, 846 shares of Class A Common Stock and 390,017 shares of Class B Common Stock are issuable upon exercise of options held by the Reporting Person that will be exercisable within 60 days of the date hereof, and (vi) 832,596 shares of Class A Common Stock and 92,512 shares of Class B Common Stock are issuable upon exercise of options held by WSI Inc. that will be exercisable within 60 days of the date hereof. See Item 2 of this Schedule 13D.

** Percentage ownership is based on 52,018,855 shares of Class A Common Stock outstanding on the date hereof. Shares of Class A Common Stock subject to stock options held of record by the Reporting Person and the Whittle Entities (as defined herein) which are currently exercisable or which will become exercisable within 60 days and shares of Class B Common Stock held of record by the Reporting Person and the Whittle Entities on the date hereof are deemed outstanding for computing the percentage ownership of the Reporting Person.
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ITEM 1. SECURITY AND ISSUER

         The title and class of equity securities to which this statement relates is: Class A Common Stock, $0.01 par value per share ("Class A Common Stock"), of Edison Schools Inc.

         The name and address of the principal executive offices of the issuer of such securities (the "Company") is:

         Edison Schools Inc.
         521 Fifth Avenue, 11th Floor
         New York, New York 10175

         Explanatory Note: The Reporting Person (as defined below) previously reported his ownership of Class A Common Stock on Schedule 13G in reliance on the exemption provided by Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1(d) thereunder. According to interpretations by the staff of the Securities and Exchange Commission (the "SEC"), the foregoing exemption is not available in the event that a person acquires "beneficial ownership" (as defined in the Exchange Act and the rules thereunder) in any twelve month period of more than two percent of a class of equity securities registered under the Exchange Act. On December 18, 2001, the Reporting Persons acquired beneficial ownership of more than two percent of the outstanding Class A Common Stock as the result of a decision by the Board of Directors of the Company to accelerate the vesting of options to acquire 2,983,500 shares of Class A Common Stock and the grant of a new option to acquire 1,000,000 shares of Class A Common Stock, of which the right to acquire 200,000 shares was immediately exercisable. Accordingly, consistent with the SEC staff's interpretation of the exemption provided by Section 13(d)(6)(B), the Reporting Person is filing this Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is being filed on behalf of H. Christopher Whittle (the "Reporting Person"). The Reporting Person is the Chief Executive Officer of the Company and the President and the sole stockholder of WSI Inc., a Delaware corporation ("WSI"). WSI is the general partner of WPA Investment L.P., a Delaware limited partnership ("WPA"), and the managing member of Whittle Leeds Education Company L.L.C., a Delaware limited liability company ("Whittle Leeds" and, collectively with WSI and WPA, the "Whittle Entities"). Based on his relationship with the Whittle Entities, the Reporting Person is deemed to be the beneficial owner of the Common Stock owned by such entities for purposes of
         Section 13(d) of the Exchange Act.

         The principal business address of the Whittle Entities is Suite 1230, 800 S. Gay Street, Knoxville, TN 37929.

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding. The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
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         As stated in Item 1, beneficial ownership of Shares not previously reported under this regulation consists of options to acquire 2,983,500 shares of Class A Common Stock, the vesting of which was accelerated by the Board of Directors, and the grant of a new option to acquire 1,000,000 shares, of which the right to acquire 200,000 shares was immediately exercisable, resulting in this filing. The Reporting Person paid no funds or other consideration for such acceleration of vesting or grant.

ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Person is the founder and Chief Executive Officer of the Company. The Reporting Person and the Whittle Entities, as appropriate, acquired beneficial ownership of the Shares held of record by them for investment. The Reporting Person acquired the options referred to in this filing as compensation for services for the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, the Reporting Person is deemed to beneficially own 8,713,266 shares of Class A Common Stock (the "Shares"), or 14.8% of the Company's Class A Common Stock. The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own (subject to the below mentioned pledges).

         The Reporting Person has not effected any transaction involving shares of Class A Common Stock of the Company during the past 60 days.

         The Reporting Person has pledged 59,205 shares of Class A Common Stock and 665,795 shares of Class B Common Stock to the Company as collateral for loans from the Company to the Reporting Person described in the Company's proxy statements and used to exercise options to acquire shares of the Company and to pay related income tax obligations (the "Whittle Pledge"). The Reporting Person and WSI have pledged all of their shares of Class A Common Stock and Class B Common Stock, including all options to acquire Class A Common Stock and Class B Common Stock, to JPMorgan Chase Bank ("Morgan") to secure personal obligations of the Reporting Person. 117,500 shares of Class A Common Stock held by WSI are also subject to an option held by Morgan. Morgan's security interest in the shares of Class A and Class B Common Stock is subordinate to the shares pledged to the Company pursuant to the Whittle Pledge.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Under the constituent instruments of WPA and Whittle Leeds, the Reporting Person has the sole right to vote and dispose of the Shares held by such entities. See Item 5 above for information in respect of pledged Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2003


                                           H. CHRISTOPHER WHITTLE


                                           /s/  H. Christopher Whittle
                                           ---------------------------